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10030796

SEC... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Qatalyst Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Embarcadero Center, 6th Floor
(No. and Street)

San Francisco, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adrian E. Dollard 415-844-7777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center, San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adrian E. Dollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Qatalyst Partners LP, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public March 10, 2010



ROBYN L. STEWART
Commission # 1707470
Notary Public - California
San Mateo County
My Comm. Expires Nov 25, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA COUNTY OF San Francisco
Subscribed and sworn to (or affirmed) before me on this 10 day of March, 2010 by Adrian E. Dollard proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

(Signature of Notary)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Partners of Qatalyst Partners LP

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Qatalyst Partners LP ("the Partnership") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2010

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 1,644,877
Investment banking fees receivable	125,094
Prepaid expenses and other assets	44,594
Fixed assets, net	184,188
Total assets	$ 1,998,753
Liabilities and Member's Equity	
Liabilities	
Accrued compensation	$ 144,970
Accounts payable and accrued expenses	344,433
Total liabilities	489,403
Commitments and contingencies (Note 6)	
Member's equity	1,509,350
Total liabilities and member's equity	$ 1,998,753

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Qatalyst Partners LP (the "Partnership"), a wholly-owned subsidiary of Qatalyst Group LP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

The Partnership adopted the authoritative guidance on fair value measurement and disclosure under GAAP as of January 1, 2008. This standard establishes a consistent framework for measuring fair value in accordance with generally accepted accounting principles ("GAAP") and expands disclosures with respect to fair value measurements. The authoritative guidance on fair value measurement and disclosure under GAAP applies to all financial instruments that are being measured and reported on a fair value basis. This includes the warrant positions reported as investments, at fair value on the statement of financial condition at December 31, 2008. The authoritative guidance on fair value measurement and disclosure under GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 of the Notes to the financial statements for a complete discussion of the authoritative guidance on fair value measurement and disclosure under GAAP.

Substantially all of the Partnership's financial statements are recorded at fair value or amounts that approximate fair value. Investments are stated at fair value.

Under the authoritative guidance on fair value measurement and disclosure under GAAP, fair value of the Partnership's financial instruments is generally obtained from alternative pricing methodologies that the Partnership believes offer reasonable levels of price transparency. To the extent that certain financial instruments trade infrequently or are nonmarketable securities and, therefore, do not have readily determinable fair values, the Partnership estimates the fair value of these instruments using various pricing models and the information available to the Partnership that it deems most relevant. Among the factors considered by the Partnership in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issue or underlying firm, the quoted market of publicly traded securities with similar duration and yield, the Black-Scholes Options Valuation methodology adjusted for active market and other considerations on a case-by-case basis and other factors generally pertinent to the valuation of financial instruments.

Management believes that the aggregate net fair value of investment banking fees receivable is recognized at its carrying value on the Statement of Financial Condition because it is short-term in nature, bears interest at current market rates or is subject to frequent repricing.

Cash and Cash Equivalents
The Partnership considers highly liquid investments with original maturities of three months or less to be cash equivalents. Certificates of deposit with maturity dates within one year are also considered cash equivalents. The Partnership holds cash in financial institutions in excess of FDIC insured limits. The Partnership periodically assesses the financial condition of these institutions and assesses the credit risk.

Investment Banking Fees Receivable
Investment banking fees receivable include receivables relating to the Partnership's investment banking or advisory engagements. The Partnership records an allowance for doubtful accounts on these receivables on a specific identification basis.

Income Taxes
As a limited partnership that is a wholly owned subsidiary of another limited partnership, the entity is disregarded for tax purposes. Accordingly, the Partnership has determined that it has no uncertain tax position and therefore no provision is made in the financial statements of the Partnership for income tax. All income and losses of the Partnership are reportable by the partners of the Parent in accordance with the relevant provisions of the Internal Revenue Code.

3. Capital Contributions From the Parent

There were no Capital Contributions from the Parent in 2009.

4. Financial Instruments

As defined in the authoritative guidance on fair value measurement and disclosure under GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Partnership uses various methods including market, income and cost approaches. Based on these approaches, the Partnership often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Partnership is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets of liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated tax market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as U.S. listed and OTC equity securities, as well as quasi-government agency securities, all of which are carried at fair value.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying firm, the quoted market price of publicly-traded securities with similar duration and yield, time value, yield curve, prepayment speeds, default rates, loss severity, as well as other measurements. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A description of the valuation techniques utilize for the fair value of the financial instruments in this category is as follows:

Warrants: determined by the Partnership with reference to the Black-Scholes Options Valuation model.

Level 3 is composed of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable from objective sources.

In determining the appropriate levels, the Partnership performed a detailed analysis of the assets and liabilities that are subject to SFAS 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant observable market based inputs are classified as "Level 2."

The following tables provide fair value information related to the Partnership's financial assets. The Partnership does not have any financial liabilities.

There were no investments held at December 31, 2009.

5. Fixed Assets

As of December 31, 2009, land, buildings and equipment consisted of the following:

Computer and software equipment	$ 240,229
Less: accumulated depreciation	56,041
	$ 184,188

6. Commitments and Contingencies

Operating Leases
The Partnership subleases office space under an operating lease. Rental expense for the twelve months ended December 31, 2009 was $259,600.

The term of the original sublease agreement was for six months, commencing on January 15, 2008 and expiring on July 15, 2008. A second amendment to the sublease was signed on October 31, 2009 which extends the term of the sublease to December 31, 2010, provided that the sublease shall continue on a 90 day to 90 day basis from and after December 31, 2010, unless either party has notified the other of its election to terminate this sublease upon 90 days' prior written notice.

7. Litigation

Due to the nature of its business, the Partnership may in the future be subject to various threatened or filed legal actions. Such litigation is inherently uncertain and the ultimate resolution of such

litigation could be determined by factors outside of the Partnership's control. Management believes that there are no currently known actions or threats that will result in any material adverse affect on the Partnership's financial statements.

8. Subsequent Events

The Partners may make a capital withdrawal from the Partnership in February 2010. The exact amount and date of the capital withdrawal are currently unknown. The Partners will ensure that the capital will remain adequate for compliance with net capital rules.

As of February 23, 2010, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the Financial Statements as presented.

9. Related Party Transactions

On March 1, 2009, Qatalyst Partners LP transferred warrants to its Parent worth $444,425, as part of a dividend. The warrants were transferred at their fair value.

PRICEWATERHOUSECOOPERS

Qatalyst Partners LP

Statement of Financial Condition
December 31, 2009